                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No.1 )*


                   Latin America Smaller Companies Fund, Inc.
                                (Name of Issuer)

                                  Common Stock
                          (Title of Class of Securities

                                   51828D104
                                 (CUSIP Number)

                                  William Marle
              c/o City of London Investment Management Company Ltd
                  10 Eastcheap, London EC3M 1LX, United Kingdom
                                +44 171 711 0771

           (Name, Address and Telephone Number of Person Authorised to
                       Receive Notices and Communications)

                              28th September, 1998
             (Date of Event which requires filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less or such class.) (See Rule 13d-7).

NOTE Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13D
CUSIP NO.         51828D104

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         THE MP EMERGING MARKETS COUNTRY FUND, a business trust organised under the laws of the State of Delaware

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) / /.
                                                           (b) / /.

3.       SEC USE ONLY

4.       SOURCE OF FUNDS*
         OO

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) / /

6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         DELAWARE, USA

                                7.       SOLE VOTING POWER
                                         176,600
          NUMBER OF
            SHARES              8.       SHARED VOTING POWER
         BENEFICIALLY                    0
           OWNED BY
             EACH               9.       SOLE DISPOSITIVE POWER
          REPORTING                      176,600
            PERSON
             WITH               10.      SHARED DISPOSITIVE POWER
                                         0

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         176,600

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
         / /.

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
         4.41%

14.      TYPE OF REPORTING PERSON*
         IC
                      *SEE INSTRUCTION BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13D


ITEM 1                     SECURITY AND ISSUER

Item 1(a).                 Name of Issuer:

                           Latin America Smaller Companies Fund, Inc.

Item 1(b).                 Address of Issuer's Principal Executive Offices:

                           One Exchange Place,
                           Boston,
                           MA 02109

Item 1(c)                  Class of Securities

                           Common Stock

ITEM 2                     IDENTITY AND BACKGROUND

Item 2(a).                 Names of Person Filing:

                           The MP Emerging Markets Country Fund

Item 2(b).                 Address of Principal Business Office

                           10 Eastcheap
                           London EC3M ILX
                           England

Item 2(c).                 Principal occupation or employment

                           Investment Fund

Item 2(d). Details of criminal convictions within past five years

                           None

Item 2(e). Details of civil proceedings within past five years where judgement was against Person filing

                           None

Item 2(f).                 Citizenship:

                           Delaware, USA

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ITEM 3                     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                           Invested Capital


ITEM 4                     PURPOSE OF TRANSACTION

                           Investment

Item 4(a)                  Plans/Proposals to acquire additional
                           securities/disposal of securities

                           The MP Emerging Markets Country Fund may from time to time consider other alternatives to its investment in Latin America Smaller Companies Fund, Inc. ('the Fund') which may result in the acquisition of beneficial ownership of additional shares of the Fund in the open market, in privately negotiated transactions or otherwise, or the disposal of all or part of its holdings of shares of the Fund.

Item 4(b) Planned/Proposed extraordinary corporate transaction involving issuer or its subsidiaries.

                           None

Item 4(c) Planned/Proposed material sale/transfer of assets of issuer or its subsidiaries.

                           None

Item 4(d) Planned/Proposed change to the Board or Management of the issuer

                           None

Item 4(e) Planned/Proposed material change to the capitalisation/dividend policy of the issuer

                           None

Item 4(f) Planned/Proposed material change to the issuer's business or corporate structure

                           None

Item 4(g) Planned/Proposed changes in the issuer's charter, bylaws, or instruments that may impede the acquisition of control of the issuer by any person

                           None

Item 4(h) Plans/Proposals to cause a class of security of the issuer to be delisted

                           None

Item 4(i) Plans/Proposals to cause a class of equity to become eligible for termination of registration pursuant to
                           Section 12(g)(4).

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                           None

Item 4(j)                  Plans/Proposals similar to any of the above.

                           None


ITEM 5. INTERESTS IN SECURITIES OF THE ISSUER

         (a)      (i) Aggregate number of securities beneficially Owned: 176,600

                  (ii) Percentage of Class: 4.41

         (b) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote: 176,600

                  (ii) shared power to vote or to direct the vote:     0

                  (iii) sole power to dispose or to direct the disposition of:
                        176,600

                  (iv) shared power to dispose or to direct the disposition of:
                       0

                  (v) information required in Item 2 for persons where power is shared: N/A

         (c) Describe any transactions in the class of securities reported that were effected during the past sixty days or since the most recent filing on Schedule 13D (Section 240.13d-191), whichever is less by the persons named in paragraph (a).

                  who effected transaction: The MP Emerging Markets Country Fund

            TRANSACTION DATE       NO. OF       PRICE PER       TRANSACTION TYPE        WHERE AND HOW TRANSACTED
                                 SECURITIES     SECURITY
               28 Sept 98          105,000        5.00                Sale                   Market Disposal

         (d)      Third party rights regarding dividends.
                  None

         (e) Date ceased to be beneficial owner of more than five percent. 28th September, 1998

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         None

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

         None


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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: 10th October, 1998
                                               /s/ D.F. Allison
                                               Name: D.F Allison
                                               Title: Company Secretary


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